

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2022

James Harris
Chief Financial Officer
SPX Corporation
6325 Ardrey Kell Road
Suite 400
Charlotte, NC 28277

Re: SPX Corporation
Form 10-K for the fiscal year ended December 31, 2021
Filed February 25, 2022
File No. 001-06948

Dear Mr. Harris:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology